UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Wolverine Tube, Inc.
Tube Forming, L.P.
WT Holding Company, Inc.
Wolverine Joining Technologies, LLC
(Names of Applicants)

2100 MARKET STREET, NE
DECATUR, ALABAMA  35601
(256) 580-3960
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS Senior Secured Notes due 2014	AMOUNT Up to an aggregate original principal amount of $30 million

Approximate date of proposed issuance:
On the effective date of the Plan of Reorganization referred to herein, which the Applicants expect will occur on or after June 24, 2011

Name and address of agent for service:
HAROLD KARP
2100 MARKET STREET, NE
DECATUR, ALABAMA  35601
(256) 580-3960

With a copy to:
SCOTT RUTSKY, ESQ.
PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
NEW YORK, NEW YORK 10036-8299
TEL: (212) 969-3000
FAX: (212) 969-2900

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (1) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (2) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 is being filed to amend and restate in its entirety the Application for Qualification of Indentures on Form T-3 (the "Application") to include certain updated information since the original filing of the Application and exhibits not previously filed.

GENERAL

ITEM 1. GENERAL INFORMATION.

Form and jurisdiction of organization

Applicant	Form of Organization	Jurisdiction of Organization
Wolverine Tube, Inc. (the "Company")	Corporation	Delaware
Tube Forming, L.P.	Limited Partnership	Delaware
WT Holding Company, Inc.	Corporation	Delaware
Wolverine Joining Technologies, LLC	Limited Liability Company	Delaware

Except for the Company, the foregoing entities are referred to herein collectively as the "Guarantors". The Company and the Guarantors are referred to herein as the "Applicants".

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

The Company is issuing the Senior Secured Notes due 2014, which shall bear a coupon per annum of 6% cash for the first year outstanding, 6% in cash plus 6% payment-in-kind in the second year outstanding, and 6% in cash plus 10% payment-in-kind in the third and final year outstanding, which maturity date may be extended and which interest rate may be adjusted prior to issuance (the “Notes”) pursuant to the exemption from registration provided by Section 1145 of the U.S. Bankruptcy Code pursuant to a plan of reorganization (the " Plan of Reorganization"). The Applicants are currently party to bankruptcy proceedings before the United States Bankruptcy Court for the District of Delaware (Case Nos. 10-13522 through 10-13526). Pursuant to the Plan of Reorganization, the Applicants will be reorganized through the issuance by the Company of 100% of the Company’s new common shares (“New Common Stock”), subject to dilution as referenced in Item 5 below, to holders of the Company's outstanding 15% Senior Secured Notes due 2012 (the “Prior Notes”) and the Pension Benefit Guaranty Corporation (“PBGC”), and through the issuance by the Company of the Notes to holders of the Prior Notes, which will preserve the Applicants’ business operations and going concern value. The Plan of Reorganization was approved by the court on June 10, 2011. A copy of the Confirmation Order, which includes the Plan of Reorganization is filed as Exhibit T3E-9 hereto.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Applicant, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicants as of the date of this application.  Other than with respect to the Company, all of the affiliates listed under this Item 3 shall remain affiliates of the Applicants subsequent to the Plan of Reorganization becoming effective.

Affiliate	Jurisdiction of Organization	Owners and Percentage
Wolverine Tube, Inc.	Delaware	Publicly traded and held by various shareholders (See Item 2 and Item 5)
TF Investor, Inc.(1)	Delaware	The Company – 100%
Tube Forming, L.P.	Delaware	The Company – 1%; TF Investor, Inc. – 99%(2)
WT Holding Company, Inc.	Delaware	The Company – 100%

(1)	A Certificate of Dissolution of TF Investor, Inc. was filed on October 30, 2009 and became effective on October 31, 2009.
(2)	Prior to the effectiveness of the Indenture, TF Investor, Inc. will transfer its 99% interest in Tube Forming, L.P. to WT Holding Company, Inc.

Wolverine Joining Technologies, LLC	Delaware	The Company – 100%
3072452 Nova Scotia Company	Nova Scotia	WT Holding Company, Inc. – 100%
3072453 Nova Scotia Company	Nova Scotia	WT Holding Company, Inc. – 100%
Wolverine Tube Canada Limited Partnership	New Brunswick	3072452 Nova Scotia Company – 99.9%; 3072453 Nova Scotia Company – 0.1%
3226522 Nova Scotia Company	Nova Scotia	Wolverine Tube Canada Limited Partnership – 100%
Wolverine Tube, BV	Netherlands	Wolverine Tube Canada Limited Partnership – 100%
Wolverine European Holdings BV	Netherlands	The Company – 50.1%; Wolverine Tube Canada Limited Partnership – 49.9%
Wolverine Tube Europe BV	Netherlands	Wolverine European Holdings BV – 100%
Wolverine Tubagem (Portugal), Lda	Portugal	Wolverine Tube Europe BV – 99.98%; Wolverine European Holdings BV – 0.02%
Wolverine Joining Technologies Canada, Inc.	Canada	Wolverine Joining Technologies, LLC– 100%

WLVN de Latinoamerica S. de R.L. de C.V.	Mexico	The Company – 99%; Wolverine Joining Technologies, LLC– 1%
WLV Mexico de R.L. de C.V.	Mexico	The Company – 99%; Wolverine Joining Technologies, LLC– 1%
Wolverine Metal Shanghai Co. Ltd.	China	The Company – 100%
Wolverine China Investments LLC	Delaware	The Company – 50%; Wieland-Werke AG– 50%
Wolverine Wieland Heat Transfer Technology LLC	Delaware	The Company – 50%; Wieland-Werke AG– 50%
Wolverine Tube Shanghai Ltd.	China	Wolverine China Investments LLC – 100%

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants. The mailing address for each executive officer and director listed below is c/o Wolverine Tube, Inc., Attention: Corporate Secretary, 2100 Market Street, NE, Decatur, Alabama 35601. Following the Plan of the Reorganization becoming effective, the Applicants anticipate that the board of directors of the Company shall be composed of a newly organized five-member board of directors which shall consist of (i) one director nominated by Plainfield Asset Management, LLC, (ii) one director nominated by an informal group of Note holders (the “Ad Hoc Group”), (iii) Steven S. Elbaum, who will serve as initial Chairman and (iv) two other individuals mutually agreed upon by the Ad Hoc Group and Plainfield Asset Management, LLC.

Wolverine Tube, Inc.

Name	Position
Steven S. Elbaum	Chairman of the Board
Harold M. Karp	President and Chief Operating Officer
David A. Owen	Chief Financial Officer
Stephen L. Rudd	Senior Vice President, Strategic Marketing & Product Development
James M. Berry	Vice President, Operations
Kevin F. McCarthy	Vice President, Human Resources

David W. Jordan	Vice President, Business Strategy & Sourcing
Nancy T. Stuart	Vice President, Finance and Corporate Controller
David A. Styers	Vice President, Technical Products & Processes
K. Mitchell Posner	Director
Keith A. Carter	Director

Tube Forming, L.P.

Name	Position
Harold M. Karp	President
David A. Owen	Secretary

WT Holding Company, Inc.

Name	Position
Steven S. Elbaum	Director
K. Mitchell Posner	Director

Wolverine Joining Technologies, LLC

Name	Position
Harold M. Karp	President
David A. Owen	Vice President, Secretary and Treasurer
David W. Jordan	Vice President, Assistant Treasurer
Stephen Ludwig	Vice President

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth each person owning 10% or more of the voting securities of the Company as of the date hereof. Each of the Guarantors is a wholly-owned subsidiary of the Company and will remain as such following the Plan of Reorganization becoming effective.

	Common Stock (1) (including Series A and Series B Convertible Preferred Stock on an As-Converted Basis)		Series A Convertible Preferred Stock (1)		Series B Convertible Preferred Stock(1)
Name and Complete Mailing Address	Amount Owned	Percentage of Voting Securities Owned	Amount Owned	Percentage of Voting Securities Owned	Amount Owned	Percentage of Voting Securities Owned
Plainfield Special Situations Master Fund II Limited 333 Ludlow St. Stamford, CT 06902	4,062,472.82	4.0930%	4,277	7.8%	—	—
Plainfield OC Master Fund Limited 333 Ludlow St. Stamford, CT 06902	2,523,751.55	2.5427%	2,657	4.9%	—	—

Plainfield Capital Limited 333 Ludlow St. Stamford, CT 06902	29,507,819.18	29.7294%	31,066	57.0%	—	—
The Alpine Group, Inc. One Meadowlands Plaza Suite 801 East Rutherford, NJ 07073	4,606,460.55	4.6411%	494	0.91%	4,000	40.0%
Sopris Capital Advisors LLC(2) 350 Park Avenue 24th Floor New York, NY 10022	10,877,823	10.9595%	—	—	—	—
FMR Corporation(3) 82 Devonshire Street Boston, MA 02109	5,906,825	5.9512%			—	—
Alkest LLC	1,818,181.82	1.8318%	2,000		—	—
Steven S. Elbaum	5,454,545.46	5.4955%	2,000		4,000	40.0%

All outstanding and authorized shares of common stock (“Common Stock”), Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of the Company shall be cancelled in connection with the Plan of Reorganization becoming effective, and the holders of such Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock shall not receive or retain any property on account of such cancellation. In connection with the Plan of Reorganization becoming effective, the holders of Prior Notes shall receive 95% of the shares of New Common Stock and the PBGC shall receive 5% of the shares of New Common Stock, subject to possible dilution by additional shares of New Common Stock subsequently issued pursuant to an anticipated management incentive plan, whereby 8% of the New Common Stock, on a fully diluted basis, will be reserved for issuance to eligible employees, directors, officers, or consultants and advisors of the Company in the form of restricted stock and options. The New Common Stock shall constitute all of the voting securities of the Company (See Item 2). Because of the nature of Applicants’ reorganization and that the holdings of various bondholders may change prior to the Plan of Reorganization becoming effective, information as to each person who is expected to own 10 percent or more of the outstanding voting securities of Company is not known at this time. Applicants will update this information when and if possible.

(1)
Each share of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock is convertible, at the option of the holders, into a number of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) equal to $1,000 divided by the conversion price, which is $1.10 per share, subject to customary anti-dilution adjustments.

(2)	As set forth on Amendment No. 2 of Schedule 13D, filed with the Securities and Exchange Commission on February 27, 2008.
(3)	As set forth on Amendment No. 4 of Schedule 13G, filed with the Securities and Exchange Commission on February 17, 2009.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

No person has acted as an underwriter, within three years from the date hereof, of any securities of the Applicants which were outstanding on the date of filing the application.

No person is acting as an underwriter for the issuance of the Notes in connection with the indenture that is to be qualified under this application.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

The Company

(a) Set forth below is certain information as to each authorized class of securities of the Company as of the date hereof. Each of the Guarantors is a wholly-owned subsidiary of the Company and will remain as such following the Plan of Reorganization becoming effective.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock(1)	180,000,000	40,623,736
Series A Convertible Preferred Stock(1)	90,000	54,494
Series B Convertible Preferred Stock(1)	25,000	10,000
15% Senior Secured Notes due 2012 (1)	$131,300,000 aggregate principal amount	$131,300,000 aggregate principal amount

(1)
In connection with the Plan of Reorganization becoming effective, all shares of Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock will be cancelled and the holders of Prior Notes shall receive 95% of the shares of New Common Stock, and all Prior Notes will be exchanged for Notes (See Item 2 and Item 5), and the PBGC shall receive 5% of the shares of New Common Stock.

  (b) (i) Each stockholder is entitled to one vote per share of Common Stock held; (ii) each share of Series A Convertible Preferred Stock and share of Series B Convertible Preferred Stock of the Company is entitled to a number of votes in respect of the shares equal to the number of common shares of the Company into which such shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, are convertible by the Holders as of the record date for the determination of stockholders entitled to vote on such matter; and (iii) each of the Prior Notes are not voting securities.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued by the Company under an indenture (the “Indenture”). The following is a general desciption of the Indenture. The description is qualified by reference to the form of Indenture filed as Exhibit T3C:

The Notes. Senior Secured Notes due 2014 issued by the Company in an aggregate original principal amount of up to $30,000,000 pursuant to the Indenture. The Notes will bear a coupon per annum of: (i) 6% cash in year 1, (ii) 6% cash plus 6% paid-in-kind in year 2, and (iii) 6% cash plus 10% paid-in-kind in year 3.

Redemptions. The Company will be required to make mandatory redemptions of the Notes in connection with assets sales and casualty and condemnation events, with certain exceptions and subject to certain thresholds. The Company will also be required to make an offer to redeem the Notes at 101% of the principal amount thereof (plus accrued and unpaid interest) upon the occurrence of a change of control.

Guaranties and Security. The Notes will be guaranteed by each Guarantor. The Notes will be secured by a security interest in substantially all of the Company’s and the Guarantors’ assets including, but not limited to (subject to certain exceptions and limitations): (i) machinery, equipment, furniture, fixtures, vehicles, real property, intellectual property, general intangibles, all documents relating to equipment, all accounts receivable, instruments and other rights to payment, and (ii) a pledge of the equity interests of all (subject to certain limitations) direct subsidiaries of the Company and the Guarantor (which pledge, in the case of foreign subsidiaries, shall be limited to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such foreign subsidiaries).

Covenants. The Indenture will contain various covenants, including, but not limited to covenants limiting or restricting: indebtedness; liens; sale and leaseback transactions; asset sales; sale of stock of subsidiaries; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests and other restricted payments; transactions with affiliates; limitations on certain restrictions on subsidiaries; limitations on business activities; and impairment of security interests.

Events of Default. The Indenture will contain customary events of default, including, without limitation: nonpayment of principal or interest when due; failure to redeem or purchase Notes when required; violation of specified covenants; cross-payment defaults and cross-accelerations; certain bankruptcy and insolvency events; material judgments; and actual or asserted invalidity or impairment of the guarantees, security documents or the Indenture.

ITEM 9. OTHER OBLIGORS.

Other than the Applicants, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 12, consecutively.

(b) The statement of eligibility and qualification of the Trustee.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit No.	Description

T3A-1
Restated Certificate of Incorporation of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998 (File No. 001-12164) filed with the Securities and Exchange Commission on August 17, 1998 )

T3A-2
Certificate of Amendment of Restated Certificate of Incorporation of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-12164) filed with the Securities and Exchange Commission on May 31, 2007)

T3A-3
Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3(i).1 to the Company’s Current Report on Form 8-K (File No. 001-12164) filed with the Securities and Exchange Commission on July 18, 2008)

T3A-4
Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-12164) filed with the Securities and Exchange Commission on May 15, 2008)

T3A-5***	Certificate of Incorporation of TF Investor, Inc.
T3A-6*	Certificate of Limited Partnership of Tube Forming, L.P.
T3A-7*	Certificate of Incorporation of WT Holding Company, Inc.
T3A-8*	Certificate of Formation of Wolverine Joining Technologies, LLC
T3B-1	Bylaws of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 31, 2007)
T3B-2***	Bylaws of TF Investor, Inc.
T3B-3*	Agreement of Limited Partnership of Tube Forming, L.P.
T3B-4*	Bylaws of WT Holding Company, Inc.
T3B-5*	Limited Liability Company Agreement of Wolverine Joining Technologies, LLC
T3C**
Form of indenture to be dated on or about June 24, 2011, by and among Wolverine Tube, Inc., as Issuer, the Subsidiaries named therein and U.S. Bank National Association, as Trustee and Collateral Agent.

T3D*	Not applicable.
T3E-1*	First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3E-2*
First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.

T3E-3*
Order: (A) Approving Disclosure Statement; (B) Establishing Voting Record Date, Voting Deadline, and Other Dates; (C) Approving Procedures for Soliciting, Receiving, and Tabulating Votes on Plan and for Filing Objections to Plan; and (D) Approving Manner and Forms of Notice and Other Related Documents.

T3E-4*	Master Ballot for Nominees of Beneficial Holders of Note Claims in Class 3.
T3E-5*	Debtors’ Letter to Class 3 Creditors that Filed a Proof of Claim.
T3E-6*
Notice of Hearing to Consider Confirmation of the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified and Relating Voting and Objection Deadlines.

T3E-7*	Debtors’ Cover Letter to Claimholders.
T3E-8*	Beneficial Holder Ballot for Voting to Accept or Reject the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and Certain of its Subsidiaries, as Modified.
T3E-9**	Order Confirming First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3E-10**	Non-material Modifications to First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and Its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3F**	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
25.1**	Statement of eligibility and qualification on Form T-1 of the Trustee.

*	Previously filed
**	Filed herewith
***	Previously filed. TF Investor, Inc. is no longer a Guarantor under the Indenture.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, limited liability companies or partnerships, as applicable, each organized and existing under the laws of the State of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Decatur, in the State of Alabama, on the 22nd day of June, 2011 .

(SEAL)			WOLVERINE TUBE, INC.

Attest:	/s/ David A. Owen	By:	/s/ Harold Karp
	Name: David A. Owen		Name: Harold Karp
	Title: Chief Financial Officer		Title: President and Chief Operating Officer

(SEAL)			TUBE FORMING, L.P.

Attest:	/s/ David A. Owen	By:	/s/ Harold Karp
	Name: David A. Owen		Name: Harold Karp
	Title: Secretary		Title: President

(SEAL)			WOLVERINE JOINING TECHNOLOGIES, LLC

Attest:	/s/ David A. Owen	By:	/s/ Harold Karp
	Name: David A. Owen		Name: Harold Karp
	Title: Vice President, Secretary and Treasurer		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below, organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the City of East Rutherford, in the State of New Jersey, on the 22nd day of June, 2011.

(SEAL)			WT HOLDING COMPANY, INC.

Attest:	/s/ K. Mitchell Posner	By:	/s/ Steven S. Elbaum
	Name: K. Mitchell Posner		Name: Steven S. Elbaum
	Title: Director		Title: Director

EXHIBIT INDEX
Exhibit No.	Description
T3A-1
Restated Certificate of Incorporation of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended July 4, 1998 (File No. 001-12164) filed with the Securities and Exchange Commission on August 17, 1998 )

T3A-2
Certificate of Amendment of Restated Certificate of Incorporation of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-12164) filed with the Securities and Exchange Commission on May 31, 2007)

T3A-3
Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3(i).1 to the Company’s Current Report on Form 8-K (File No. 001-12164) filed with the Securities and Exchange Commission on July 18, 2008)

T3A-4
Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-12164) filed with the Securities and Exchange Commission on May 15, 2008)

T3A-5***	Certificate of Incorporation of TF Investor, Inc.
T3A-6*	Certificate of Limited Partnership of Tube Forming, L.P.
T3A-7*	Certificate of Incorporation of WT Holding Company, Inc.
T3A-8*	Certificate of Formation of Wolverine Joining Technologies, LLC
T3B-1	Bylaws of Wolverine Tube, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 31, 2007)
T3B-2***	Bylaws of TF Investor, Inc.
T3B-3*	Agreement of Limited Partnership of Tube Forming, L.P.
T3B-4*	Bylaws of WT Holding Company, Inc.
T3B-5*	Limited Liability Company Agreement of Wolverine Joining Technologies, LLC.
T3C**
Form of indenture to be dated on or about June 24, 2011, by and among Wolverine Tube, Inc., as Issuer, the Subsidiaries named therein and U.S. Bank National Association, as Trustee and Collateral Agent.

T3D*	Not applicable.
T3E-1*	First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3E-2*
First Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.

T3E-3*
Order: (A) Approving Disclosure Statement; (B) Establishing Voting Record Date, Voting Deadline, and Other Dates; (C) Approving Procedures for Soliciting, Receiving, and Tabulating Votes on Plan and for Filing Objections to Plan; and (D) Approving Manner and Forms of Notice and Other Related Documents.

T3E-4*	Master Ballot for Nominees of Beneficial Holders of Note Claims in Class 3.
T3E-5*	Debtors’ Letter to Class 3 Creditors that Filed a Proof of Claim.
T3E-6*
Notice of Hearing to Consider Confirmation of the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified and Relating Voting and Objection Deadlines.

T3E-7*	Debtors’ Cover Letter to Claimholders.
T3E-8*	Beneficial Holder Ballot for Voting to Accept or Reject the First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and Certain of its Subsidiaries, as Modified.
T3E-9**	Order Confirming First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and Its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3E-10**	Non-material Modifications to First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and Its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified.
T3F**	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

25.1**	Statement of eligibility and qualification on Form T-1 of the Trustee.

*	Previously filed
**	Filed herewith
***	Previously filed. TF Investor, Inc. is no longer a Guarantor under the Indenture.